

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Altaf S. Shariff
President and Chief Executive Officer
Sadiya Transport, Inc.
H. No. 5-104, Indira Nagar Colony, Shanti Nagar,
Waddepally, Mahabub, State of Telangana, India 590126

> **Re: Sadiya Transport, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2015**
> **File No. 333-204242**

Dear Mr. Shariff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Registration Statement Cover Page

2. Please revise footnote 2 to the "Calculation of Registration Fee" table to specify the provision of Rule 457 of the Securities Act of 1933 relied upon.

<u>Summary, page 3</u>

<u>Our Company, page 3</u>

3. Please revise the first paragraph to clarify, if true, that you do not currently own any handicap friendly auto rickshaws and have not provided any transportation/taxi services to date.

4. Please refer to the first paragraph on page 4. We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly post-offering "burn rate" and the month you will run out of funds without additional capital.

<u>Risk Factors, page 7</u>

5. Please revise to include a risk factor discussing the difficulties in establishing and maintaining effective disclosure controls and procedures and internal control over financial reporting with only one officer and director.

<u>We May Not Be Successful at Re-Modeling our Rickshaw(s), page 7</u>

6. We note at page 20 under "Services," you discuss the modifications you hope to make to rickshaws in order to make them handicap friendly. Please make this risk factor more specific to discuss the risks involved with being able to make your proposed modifications to an already built rickshaw.

<u>Information with Respect to the Registrant, page 18</u>

<u>Description of Business, page 18</u>

7. Please briefly describe here your president's experience in operating an auto rickshaw business.

<u>Plan of Operation, page 21</u>

8. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

9. We note your disclosure indicates that you anticipate the cost of the purchase and the modification of a rickshaw to be $5,000. Please revise to separately disclose the anticipated cost to acquire the rickshaw and the costs to modify it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Carol S. McMahan, Esq.
        Synergy Law Group, LLC